Mail Stop 6010

December 28, 2007

Peter B. Hirshfield, Esq.
1035 Park Avenue
New York, NY 10028-0912

> **Re:** **Acorn Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 18, 2007**
> **File No. 333-146685**

Dear Mr. Hirshfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 36

1.      Please refer to prior comment 2. Please revise the Acorn Acquisition Corp. pro forma information to also include a December 31, 2005 pro forma income statement or tell us why no such revisions are necessary. In a related matter, please provide us with your calculations of the Lumen's pro forma equivalent per share data as disclosed on page 20. We note the equivalent per share amounts disclosed on page 20 seem small based on the transactions stated stock exchange ratio.

<u>Exhibit 23. 1</u>

2.      Please include currently dated consents with any amendments to this filing.  In this regard, please make sure the Raich Ende Malter & Co. consents at Exhibit 23.1 also refer to their audit reports on Acorn Acquisition Corp. and Lumen Medical Inc. dated *October 2, 2007*.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding the comments.  Please contact Tom Jones at (202) 551-3602 with any other questions.

                        Sincerely,


                        Jay Webb
                        Reviewing Accountant